UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                       For the month of: November 2, 2005
                        Commission File Number: 000-30827

                         CLICKSOFTWARE TECHNOLOGIES LTD.
                 (Translation of registrant's name into English)

                               34 Ha-Barzel Street
                             TEL-AVIV 69710, ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

Indicate by check mark, whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

     Attached hereto and incorporated by reference herein is the registrant's press release announcing its third quarter 2005 earnings issued on November 2, 2005.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            CLICKSOFTWARE TECHNOLOGIES LTD.
                                            (Registrant)


                                            By: /s/ Shmuel Arvatz
                                            ---------------------
                                            Shmuel Arvatz
                                            Executive Vice President and
                                            Chief Financial Officer



Date: November 2, 2005

CONTACTS:
Shmuel Arvatz                               Howard Kalt
Chief Financial Officer                     Kalt Rosen & Co.
+972-3-7659467                              (415) 397-2686
Shmuel.Arvatz@clicksoftware.com             info@KRC-IR.com


               CLICKSOFTWARE REPORTS 3RD QUARTER FINANCIAL RESULTS ANNOUNCES NEW MAJOR CONTRACTS NOT INCLUDED IN THE RESULTS


BURLINGTON, MA, NOVEMBER 2, 2005 - ClickSoftware Technologies, Ltd., (NasdaqSC:
CKSW), the leading provider of workforce and service optimization solutions, today announced results for the third quarter ended September 30, 2005.

For the third quarter ended September 30, 2005, total revenues were $6.1 million, with net loss of $307,000, or $0.01 per share. This compares with revenues of $5.5 million and net income of $183,000, or $0.01 per share, for the same period last year, and revenues of $6.1 million and net loss of $307,000, or $0.01 per share, for the second quarter of 2005.

Software license revenues for the third quarter of 2005 were $1.8 million, while service revenues were $4.3 million. This compares to software license revenues of $2.5 million and service revenues of $3.0 million for the same period last year, and $2.1 million and $4.0 million, respectively, in the second quarter of 2005.

Gross profit in the third quarter was $3.5 million, or 58% of revenues, compared to $3.7 million, or 67% of revenues, in the same period last year, and $3.6 million, or 60% of revenues, in the second quarter of 2005.

Cash, cash equivalents and short and long-term investments decreased to $13.1 million at the end of the third quarter, down from $15.2 million at the end of the second quarter of 2005. Net cash used in operating activities was $2.1 million in the third quarter of 2005.

Deferred revenues as of the end of the third quarter of 2005 decreased to $4.5 million, compared to $5.8 million at the second quarter of 2005.

"The third quarter and the beginning of the fourth quarter brought an impressive list of several new wins of large clients, such as Pacific Gas & Electric, announced today, and others to be announced in coming weeks," said Dr. Moshe BenBassat, ClickSoftware's Chairman and CEO. "While the revenues associated with these wins are not yet included in our financial results for the third quarter, they will contribute substantially to our revenue stream in the upcoming quarters".

OUTLOOK

For the fourth quarter the company currently projects revenues ranging between $6.7 to $7.2 million. This would bring the total annual revenues to the range of $24.9 to $25.4 million, representing an annual growth rate of 10% to 12% relative to 2004.

The third quarter results announced today do not include 2 recent major wins (including PG&E). There are 3 additional major contracts the company believes are likely to sign over the next several weeks.

"We are finally seeing the traction in the marketplace that we have been working hard to develop and we believe the company is now ready to reap the benefits of its leadership position in the service delivery management sector," said Dr. BenBassat.

INVESTOR CONFERENCE CALL

ClickSoftware will host a conference call today at 9:30 a.m. ET to discuss these results and answer questions from the investment community. To participate, please call (800) 936-9754 and ask for the ClickSoftware conference call. International participants, please call (973) 935-2048. The conference call will be simultaneously webcast (in listen mode only) and is available via the Internet at http://www.clicksoftware.com. A replay of this call will be available on the ClickSoftware website, or by calling (877) 519-4471 (international callers can dial (973) 341-3080). The passcode for the replay is 6598308.

ABOUT CLICKSOFTWARE

ClickSoftware is the leading provider of workforce and service optimization solutions that maximize workforce productivity and customer satisfaction while minimizing operations costs. ClickSoftware's ServiceOptimization Suite provides an integrated, intelligent solution for automatic, efficient, and effective decisions over the entire service decision-making chain. It includes reliable customer demand and workload forecasting, strategic and tactical capacity planning, daily service scheduling, troubleshooting and repair support, wireless workforce management, and business analytics, connecting all organizational levels and functions.

The company has offices in Burlington, MA; Tel-Aviv, Israel; North America; Europe; and Asia Pacific. For more information about ClickSoftware, call (781) 272-5903 or (888) 438-3308 or visit http://www.clicksoftware.com

This press release contains express or implied forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Exchange Act. These forward-looking statements include, but are not limited to, those regarding future results of operations, visibility into future periods, continued growth and rate of growth, and expectations regarding future closing of contracts, recognition of revenues and deferred revenues. Such "forward-looking statements" involve known and unknown risks, uncertainties and other factors, which may cause actual results or performance to be materially different from those projected. Achievement of these results by Clicksoftware and its subsidiaries may be affected by many factors, including among others, the following: risks and uncertainties regarding the general economic outlook; the length of or change in the company's sales cycle; the company's ability to close sales to potential customers in a timely manner; the company's ability to maintain or increase relationships with strategic partners; and the company's ability to maintain or increase its sales pipeline. The forward-looking statements contained in this press release are subject to other risks and uncertainties, including those discussed in ClickSoftware's annual report on Form 10-K for the year ended December 31, 2004 and subsequent filings with the Securities and Exchange Commission. The Company is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

Note:  Financial Schedules Attached

                         CLICKSOFTWARE TECHNOLOGIES LTD.
                           CONSOLIDATED BALANCE SHEETS
                        (IN THOUSANDS, EXCEPT SHARE DATA)



                                                                 SEPTEMBER 30      DECEMBER 31
                                                                   --------         --------
                                                                     2005             2004
                                                                   --------         --------
                ASSETS

CURRENT ASSETS
    CASH AND CASH EQUIVALENTS                                      $  4,317         $  4,196
    SHORT-TERM INVESTMENTS                                            8,551            7,533
    TRADE RECEIVABLES, NET                                            4,151            5,317
    OTHER RECEIVABLES AND PREPAID EXPENSES                            1,495              982
                                                                   --------         --------
                    TOTAL CURRENT ASSETS                             18,514           18,028
                                                                   --------         --------

FIXED ASSETS
    COST                                                              3,316            3,713
    LESS - ACCUMULATED DEPRECIATION                                   2,342            2,646
                                                                   --------         --------
                                                                        974            1,067
                                                                   --------         --------

    LONG-TERM INVESTMENTS                                               264              264
    SEVERANCE PAY DEPOSITS                                              928              890
                                                                   --------         --------

                TOTAL ASSETS                                       $ 20,680         $ 20,249
                                                                   ========         ========

                LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
    ACCOUNTS PAYABLE AND ACCRUED EXPENSES                             4,464            4,731
    DEFERRED REVENUES                                                 4,539            2,969
                                                                   --------         --------
                    TOTAL CURRENT LIABILITIES                         9,003            7,700
                                                                   --------         --------
LONG TERM LIABILITIES
    ACCRUED SEVERANCE PAY                                             1,751            1,677
                                                                   --------         --------
                    TOTAL LONG-TERM LIABILITIES                       1,751            1,677
                                                                   --------         --------

                    TOTAL LIABILITIES                                10,754            9,377
                                                                   --------         --------

SHAREHOLDERS' EQUITY
    ORDINARY SHARES OF NIS 0.02 PAR VALUE                               111              110
    ADDITIONAL PAID-IN CAPITAL                                       71,177           70,930
    DEFERRED STOCK COMPENSATION                                        (250)            (309)
    ACCUMULATED DEFICIT                                             (61,069)         (59,816)
    TREASURY STOCK, AT COST:  39,000 SHARES                             (43)             (43)
                                                                   --------         --------
                    TOTAL SHAREHOLDERS' EQUITY                        9,926           10,872
                                                                   --------         --------

                TOTAL LIABILITY AND SHAREHOLDERS' EQUITY           $ 20,680         $ 20,249
                                                                   ========         ========

                         CLICKSOFTWARE TECHNOLOGIES LTD.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)


                                                                                   THREE MONTHS ENDED

                                                                SEPTEMBER 30, 2005                      SEPTEMBER 30, 2004
                                                         --------------------------------         -------------------------------
                                                              $              % OF REVENUES             $            % OF REVENUES
                                                         ------------        ------------         ------------       ------------
REVENUES:
       SOFTWARE LICENSE                                  $      1,848                  30%        $      2,478                 45%
       SERVICES                                                 4,257                  70%               2,979                 55%
                                                         ------------        ------------         ------------       ------------
             TOTAL REVENUES                                     6,105                 100%               5,457                100%
                                                         ------------        ------------         ------------       ------------
COST OF REVENUES:
       SOFTWARE LICENSE                                           388                   6%                 210                  4%
       SERVICES                                                 2,173                  36%               1,572                 29%
                                                         ------------        ------------         ------------       ------------
             TOTAL COST OF REVENUES                             2,561                  42%               1,782                 33%
                                                         ------------        ------------         ------------       ------------

GROSS PROFIT                                                    3,544                  58%               3,675                 67%
                                                         ------------        ------------         ------------       ------------
OPERATING EXPENSES:
       RESEARCH AND DEVELOPMENT COSTS, NET                        820                  14%                 612                 11%
       SELLING AND MARKETING EXPENSES                           2,286                  37%               2,218                 41%
       GENERAL AND ADMINISTRATIVE EXPENSES                        807                  13%                 727                 13%
       AMORTIZATION OF DEFERRED STOCK-BASED
       COMPENSATION                                                 5                   0%                   3                  0%
                                                         ------------        ------------         ------------       ------------

             TOTAL OPERATING EXPENSES                           3,918                  64%               3,560                 65%
                                                         ------------        ------------         ------------       ------------

(LOSS) INCOME FROM OPERATIONS                                    (374)                 (6)%                115                  2%
INTEREST AND OTHER INCOME, NET                                     67                   1%                  68                  1%
                                                         ------------        ------------         ------------       ------------
NET (LOSS) INCOME                                        $       (307)                 (5)%       $        183                  3%
                                                         ------------        ------------         ------------       ------------

NET (LOSS) INCOME PER ORDINARY SHARE:
BASIC                                                    $      (0.01)                            $       0.01
                                                         ------------                             ------------
DILUTED                                                  $      (0.01)                            $       0.01
                                                         ------------                             ------------
SHARES USED IN COMPUTING BASIC NET (LOSS) INCOME
PER SHARE                                                  27,545,943                               27,296,008
                                                         ------------                             ------------
SHARES USED IN COMPUTING DILUTED NET (LOSS) INCOME
PER SHARE                                                  27,545,943                               27,964,757
                                                         ------------                             ------------

                         CLICKSOFTWARE TECHNOLOGIES LTD.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)



                                                                                    NINE MONTHS ENDED

                                                                SEPTEMBER 30, 2005                      SEPTEMBER 30, 2004
                                                         --------------------------------         -------------------------------
                                                               $             % OF REVENUES             $            % OF REVENUES
                                                         ------------        ------------         ------------       ------------
REVENUES:
       SOFTWARE LICENSE                                  $      6,552                  36%        $      6,660                 42%
       SERVICES                                                11,656                  64%               9,224                 58%
                                                         ------------        ------------         ------------       ------------
             TOTAL REVENUES                                    18,208                 100%              15,884                100%
                                                         ------------        ------------         ------------       ------------
COST OF REVENUES:
       SOFTWARE LICENSE                                         1,095                   6%                 586                  4%
       SERVICES                                                 6,051                  33%               4,630                 29%
                                                         ------------        ------------         ------------       ------------
             TOTAL COST OF REVENUES                             7,146                  39%               5,216                 33%
                                                         ------------        ------------         ------------       ------------

GROSS PROFIT                                                   11,062                  61%              10,668                 67%
                                                         ------------        ------------         ------------       ------------
OPERATING EXPENSES:
       RESEARCH AND DEVELOPMENT COSTS, NET                      2,305                  13%               1,953                 13%
       SELLING AND MARKETING EXPENSES                           7,640                  42%               6,226                 39%
       GENERAL AND ADMINISTRATIVE EXPENSES                      2,379                  13%               2,101                 13%
       AMORTIZATION OF DEFERRED STOCK-BASED
       COMPENSATION                                                14                   0%                   6                  0%
                                                         ------------        ------------         ------------       ------------

             TOTAL OPERATING EXPENSES                          12,338                  68%              10,286                 65%
                                                         ------------        ------------         ------------       ------------

(LOSS) INCOME FROM OPERATIONS                                  (1,276)                 (7)%                382                  2%
INTEREST AND OTHER INCOME, NET                                     23                   0%                 103                  1%
                                                         ------------        ------------         ------------       ------------
NET (LOSS) INCOME                                        $     (1,253)                 (7)%       $        485                  3%
                                                         ------------        ------------         ------------       ------------

NET (LOSS) INCOME PER ORDINARY SHARE:
BASIC                                                    $      (0.05)                            $       0.01
                                                         ------------                             ------------
DILUTED                                                  $      (0.05)                            $       0.01
                                                         ------------                             ------------
SHARES USED IN COMPUTING BASIC NET (LOSS) INCOME
PER SHARE                                                  27,482,857                               27,176,170
                                                         ------------                             ------------
SHARES USED IN COMPUTING DILUTED NET (LOSS) INCOME
PER SHARE                                                  27,482,857                               28,066,292
                                                         ------------                             ------------